SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                _______________

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________

(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

                        COMMISSION FILE NUMBER: 000-25887

                                _______________

                              PRIVATEBANCORP, INC.
                           SAVINGS AND RETIREMENT PLAN
                            (Full title of the plan)

                                _______________

                              PRIVATEBANCORP, INC.
                            TEN NORTH DEARBORN STREET
                             CHICAGO, ILLINOIS 60602
            (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

No.1-3   Not applicable.

No. 4 The PrivateBancorp, Inc. Saving and Retirement Plan (the "Plan"), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

         Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a) Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001, and the related statement of changes in net assets available for Plan benefits for the years ended December 31, 2002 and 2001.

(b) Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001 and the related statement of changes in net assets available for Plan benefits for the years ended December 31, 2002 and 2001, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the PrivateBancorp, Inc. Savings and Retirement Plan (Registration No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 30, 2003

                                                    PRIVATEBANCORP, INC.
                                                    SAVINGS AND RETIREMENT PLAN


                                                 By:    /s/ Kathleen M. Jackson
                                                        ----------------------
                                                 Name:  Kathleen M. Jackson
                                                        ----------------------
                                                 Title: Trustee
                                                        ----------------------

                              PRIVATEBANCORP, INC.
                          SAVINGS AND RETIREMENT PLAN,
                     F/K/A THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

                                    Contents
                                    --------

                                                                            Page
                                                                            ----


Independent Auditor's Report .................................................1

Statement of Net Assets Available for Benefits,
         December 31, 2002 and 2001...........................................2

Statement of Changes in Net Assets Available for Benefits,
         Year Ended December 31, 2002 ........................................3

Notes to Financial Statements,
         December 31, 2002 and 2001...........................................4

Supplemental Schedule:........................................................7

         Schedule H, Line 4i - Schedule of Assets Held
         for Investment Purposes at End of Year,
         December 31, 2002....................................................8

                          INDEPENDENT AUDITOR'S REPORT

To the Audit Committee Chairman
and the Trustees of the
PrivateBancorp, Inc. Savings
and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the PrivateBancorp, Inc. Savings and Retirement Plan (the "Plan"), formerly known as The PrivateBank and Trust Company Savings and Retirement Plan, as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year, December 31, 2002, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Philip Rootberg & Company, LLP

Chicago, Illinois
April 24, 2003

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                  DECEMBER 31,                                          2002               2001
                                  ------------                                          ----               ----
ASSETS

Cash..........................................................................      $       --       $   18,818
Investments at fair value:
   Nationwide Life Insurance Company pooled-separate accounts.................       3,705,173        1,917,296
   PrivateBancorp, Inc. common stock..........................................             --           546,872
Investment at contract value:
   Guaranteed investment contract.............................................         140,343               --
Participant loan fund.........................................................         121,432          142,527
                                                                                    ----------       ----------
Net Assets Available for Benefits.............................................      $3,966,948       $2,625,513
                                                                                    ==========       ==========

                See accompanying notes to financial statements.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                                                     YEAR ENDED
                                                                                  DECEMBER 31, 2002
                                                                                  -----------------
ADDITIONS
Contributions from employer.....................................................    $  239,395
Contributions from participants.................................................       772,026
Rollovers.......................................................................       356,611
Interest and dividends..........................................................        11,140
Net realized and unrealized gains (losses) in fair value of investments:
   Pooled-separate accounts.....................................................       (67,842)
   Common stock.................................................................       330,545
                                                                                    ----------
                                                                                     1,641,875
DEDUCTIONS-Withdrawals by participants..........................................      (300,440)
                                                                                    ----------
Net Additions...................................................................     1,341,435
Net Assets Available for Benefits-Beginning of Year.............................     2,625,513
                                                                                    ----------
Net Assets Available for Benefits-End of Year...................................    $3,966,948
                                                                                    ==========

                 See accompanying notes to financial statements.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

1.       SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates-The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments-PrivateBancorp, Inc. Savings and Retirement Plan (the "Plan") is invested in pooled-separate accounts ("PSAs"), which are stated at fair value. The PSAs are valued based on the underlying investments (mutual funds or PrivateBancorp, Inc. common stock). Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Values for PrivateBancorp, Inc. common stock are based on the December 31, 2002 and 2001, closing prices. The Plan entered into a guaranteed investment contract ("GIC") with Nationwide Life Insurance Company ("Nationwide") on May 1, 2002. The GIC is fully benefit responsive and is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at a specified rate determined quarterly based on the three-year Treasury note yield less the interest rate adjustment, as defined in the contract, less withdrawals or transfers by participants. The average effective yield on this contract for the period May 1, 2002, through December 31, 2002, was 1.06%. The guaranteed rate on the contract as of December 31, 2002, was 1.06%.

Accounting Method-Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

2.       DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General-The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and The PrivateBank (St. Louis) who are at least 18 years old. The PrivateBank and Trust Company and The PrivateBank (St. Louis) are subsidiaries of PrivateBancorp, Inc. (the "Company"). The PrivateBank and Trust Company and The PrivateBank (St. Louis) are individually and collectively referred to as the "Bank" and the "Banks." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On May 1, 2000, the plan sponsor adopted the Benefit Administration, Inc. Regional Prototype Plan and Trust Basic Plan Document #R1. Effective January 1, 2002, the Plan sponsor adopted the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01. The Plan is sponsored by the Company.

Contributions-In 2001, the participants were able to contribute up to 15% of compensation, as defined in the Plan, plus up to 100% of any Bank-paid cash bonus. Contributions were subject to certain limitations. Commencing January 1, 2002, participants may contribute up to the maximum percentage of compensation, as defined in the Plan, and dollar amounts permissible by the Internal Revenue Code ("IRC"). Bank-paid cash bonuses are included in the definition of compensation. Participants may also

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

transfer amounts representing distributions from other qualified defined benefit or contribution plans. Bank matching contributions are discretionary and based on a percentage of employee contributions. In 2001, the Banks were able to make qualified non-elective contributions and additional discretionary contributions, both based on each eligible employee's compensation as a ratio to all employee's compensation. Commencing January 1, 2002, the Banks may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants are eligible for the employer contributions after one year of employment.

Participant Accounts-Each participant's account is credited with the participant's contribution and allocations of (a) the Banks' contribution and
(b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting-Participants are immediately vested in their contributions and the Banks' qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Banks' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment Options-In 2001 and through May 1, 2002, participants were able to direct employee contributions into a variety of mutual funds included in PSAs or into Company stock. The PSAs were offered through an investment contract with Nationwide. The participants were able to transfer funds between mutual funds, but not to or from Company stock. Beginning May 1, 2002, the Company stock was transferred to Nationwide under a new PSAs investment contract. Also on May 1, 2002, the Plan entered into a GIC from Nationwide. Therefore, beginning May 1, 2002, participants are able to direct employee contributions into PSAs (mutual funds or PrivateBancorp, Inc. common stock) or into a GIC and participants are able to transfer funds among all investment options.

Participant Loans-Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Banks. The loans are secured by the balance in the participant's account and bear interest at the prime rate (4.25% and 4.75% at December 31, 2002 and 2001, respectively) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 5.25% to 10.75% on all participant loans outstanding at December 31, 2002. Principal and interest are paid rateably through payroll deductions.

Payment of Benefits-Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined. In-service withdrawals are permitted for those participants who have reached the normal retirement age, as defined in the Plan.

Forfeited Accounts-As of December 31, 2002 and 2001, forfeited nonvested accounts totaled $10,153 and $4,108, respectively. These accounts shall be used to reduce future employer contributions. In 2002, employer contributions were not reduced by forfeited nonvested accounts.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

3.       POOLED-SEPARATE ACCOUNTS

The fair market value of the underlying assets of the PSAs are as follows:

                                                                                               DECEMBER 31,
                                                                                               ------------
                                                                                          2002              2001
                                                                                          ----              ----

American Century 20th Century Income and Growth Fund..........................         $  251,822        $  207,003
American Century Short Term Government Fund...................................             64,488            80,056
Dreyfus Balanced Fund.........................................................            102,234            87,115
Federated Bond Fund...........................................................             76,196            36,496
Fidelity Advisors Growth Opportunities Fund...................................             82,121            80,230
Franklin Templeton Mutual Shares Fund.........................................             71,195           111,741
Franklin Small Cap Growth Fund................................................            176,836           207,033
Gartmore Money Market.........................................................              2,455           148,653
Janus Twenty Fund.............................................................            328,242           368,323
Janus Worldwide Fund..........................................................            234,103           255,360
Nationwide S&P 500 Index Fund.................................................            308,449           302,150
PrivateBancorp, Inc. Stock Fund...............................................          1,946,261                --
Templeton Foreign Fund........................................................             60,771            33,136
                                                                                       ----------        ----------
   Total......................................................................         $3,705,173        $1,917,296
                                                                                       ==========        ==========

4.       RELATED PARTY TRANSACTIONS

Administrative fees in the amount of $6,699 were paid during the year ended December 31, 2002, by The PrivateBank and Trust Company on behalf of the Plan to the third-party administrator.

5.       TAX STATUS

The Internal Revenue Service ("IRS") issued a favorable opinion letter dated November 25, 1997, for the Benefit Administration, Inc. Regional Plan and Trust Basic Plan Document #R1, which was adopted by the plan sponsor on May 1, 2000. The IRS issued a favorable opinion letter dated November 19, 2001, for the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01, which was adopted by the Plan sponsor effective January 1, 2002. The IRS letters state that the prototype plans are acceptable under the applicable requirements of the Internal Revenue Code.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

                              SUPPLEMENTAL SCHEDULE

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR
-------------------------------------------------------------------------------

DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                 EIN: 36-3722148

                                     PN: 001


                                                                                                            (e) CURRENT
(a)        (b) IDENTITY OF ISSUE          (c) DESCRIPTION OF INVESTMENT                    (d) COST              VALUE
---      -------------------------- ----------------------------------------------         --------         ------------
*        Nationwide Life Insurance  Investment contract, pooled-separate accounts,
           Company                         contract #GA-P DF99                               $**             $1,758,912
*        Nationwide Life Insurance  Investment contract, pooled-separate accounts,
           Company                        contract #GA-P EO5A                                 **              1,946,261
*        Nationwide Life Insurance  Guaranteed investment contract, contract #GA-P
           Company                         JH55                                               **                140,343
*        Participant Loan Fund      Interest at Rates From 5.25% to 10.75%                    --                121,432

*        A party-in-interest as defined by ERISA.
**       Cost information is omitted due to the investments being participant-directed.

                                 EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

23       Consent of Philip Rootberg & Company, LLP

99 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.